UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   House, H. David
   7715 Tiburon St., N.E.
   Albuquerque, NM  87109
2. Issuer Name and Ticker or Trading Symbol
   Centex Construction Products, Inc.
   CXP
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   7/31/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President - Gypsum
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, par value $.2|07/31/|M(1)| |5,000             |A  |$14.00     |                   |      |                           |
5 per share                |98    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.2|07/31/|S(1)| |5,000             |D  |$43.00     |                   |      |                           |
5 per share                |98    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Option Right to Buy   |$36.5625|4/1/9|A   |V|28,000     |A  |____(|4/1/2|Common Stock|28,000 |       |28,000(3)   |D  |            |
                      |        |8    |    | |           |   |2)   |008  |            |       |       |            |   |            |
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Option Right to Buy   |$14.00  |7/31/|M(1)| |5,000      |D  |4/1/9|7/18/|Common Stock|5,000  |       |35,000      |D  |            |
                      |        |98   |    | |           |   |8    |2006 |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) This exercise and/or sale was made pursuant to and in reliance upon the exemption contained in Rule 16b-3.
(2) Shares vest based upon achievement of certain levels of operating earnings and return on average net assets.  Any unvested options automatically vest after nine years and nine months.
(3) Of such shares, none are currently
exercisable.
SIGNATURE OF REPORTING PERSON
/s/ H. David House
DATE
August 10, 1998